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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


| SEC FILE NUMBER |
| 8 -   67183 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/18_____ AND ENDING _____12/31/18_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Atlas Strategic Advisors, LLC

| OFFICIAL USE ONLY |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street, 18th Floor

(No. and Street)

| New York | New York | 10017 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roberta Mazzariol   (212)   471-4120

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC

(Name -- *if individual, state last, first, middle name*)

| 1411 Broadway | New York | NY | 10018 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
  must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   ***Potential persons who are to respond to the collection of information***
                         contained in this form are not required to respond unless the form displays
                         a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Roberta Mazzariol_____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Atlas Strategic Advisors, LLC_____, as of
_____December 31_____,20 _18_ , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:



_____ Signature

_____Senior managing Director_____
Title



Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ _2022_

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Rule 15c3-3 Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATLAS STRATEGIC ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

ATLAS STRATEGIC ADVISORS, LLC

CONTENTS

withum

ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Atlas Strategic Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Atlas Strategic Advisors, LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

WithumSmith+Brown, PC

New York, New York

February 27, 2019

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T [212] 751 9100   F [212] 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB · THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ATLAS STRATEGIC ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS		
Cash	$	196,811
Due from parent		964,850
Prepaid expenses and other assets		7,631
	$	1,169,292
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	35,528
Member's equity		1,133,764
	$	1,169,292

See accompanying notes to financial statement.

ATLAS STRATEGIC ADVISORS, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2018

---

1. Nature of business and summary of significant accounting policies

Nature of Business

Atlas Strategic Advisors, LLC (the "Company") was formed in Delaware in January 2004 and is located in New York City. The Company completed its registration as a broker-dealer in May 2006 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Atlas Advisors, LLC (the "Parent"). The Company is a strategic and financial advisory firm, which focuses on the private placement of securities and on the planning and structuring of transactions, including mergers, acquisitions, restructurings and other significant corporate and finance activities, which may result in securities offerings.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Fees Receivable

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2018.

The below schedule summarizes the fees receivable activity during the year. As of December 31, 2018, the Company had no contract assets or contract liabilities reported on its statement of financial condition.

	Balance as of 12/31/2017	Balance as of 12/31/2018
Fees receivable	$ 359,370	$ -

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606 *Revenue from Contracts with Customers* ("ASC Topic 606"), as amended. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption. The Company believes there is no impact to opening member's equity upon adoption of the new revenue recognition policy.

ATLAS STRATEGIC ADVISORS, LLC

---

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition (continued)

The Company earns investment banking revenue primarily from fees associated with providing strategic advisory and capital raising services to private and public companies in multiple industries including food and beverage, consumer products, chemicals, technology, media, education, business services, basic industries and diversified manufacturing.

The Company's strategic advisory revenues include success fees earned in connection with advising companies, principally in mergers, acquisitions and restructuring transactions. The Company also earns fees for related advisory work such as providing fairness opinions. The Company records strategic advisory revenues at the point in time, gross of related expenses, when the services for the transactions are completed (the closing date of the transaction) under the terms of each assignment or engagement. The revenue is determined based on the terms in each engagement letter and is recognized after the performance obligations noted in the engagement letter have been satisfied or when the contract is canceled.

Revenue for private placements and capital raising transactions is generally recognized when the underlying transaction is completed (the closing date of the transaction) under the terms of each assignment or engagement. The revenue is determined based on the terms in each engagement letter and is recognized after the performance obligations noted in the engagement letter have been satisfied or when the contract is canceled.

Revenues are payable to the Company by their customers upon receipt of the Company's invoice by the customer which is when the performance obligations under each engagement are simultaneously provided and completed by the Company and consumed by the customer (the closing date of the transaction).

Income Taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax laws. The Company is a single member limited liability company and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company is subject to New York City Unincorporated Business Tax and records a provision for unincorporated business taxes and reimburses the Parent for taxes incurred and attributable to the Company's income, which is reported in the Parent's tax returns.

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for all periods subsequent to 2015.

For the year ended December 31, 2018, the Company did not recognize any provision for income taxes since the Company had a net operating loss for the year ended December 31, 2018. As of December 31, 2018, the Company did not recognize a deferred tax asset attributable to the Company's net operating loss for the year ended December 31, 2018 since the Company's NYC Unincorporated Business Tax benefit was not material as a result of the Company's insignificant business allocation percentage for the year ended December 31, 2018.

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

New Accounting Pronouncements to be Adopted

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize all leases with a term greater than 12 months on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company does not expect ASU 2016-02 will have a material impact on its financial statements and related disclosures.

2. Liquidity

The Company and the Company's Parent do not currently have enough cash to satisfy the obligations of the Company. The Company also incurred a net loss for the year ended December 31, 2018, has negative cash flows from operations and does not subsequently have engagements that have been signed and transactions that have been completed that are sufficient to satisfy the obligations of the Company. To alleviate doubt of the Company's ability to continue as a going concern, the members of the Parent will provide financial support, on an as needed basis, to the Company and the Parent, sufficient for the Company and the Parent to satisfy their obligations. The members of the Parent have the financial wherewithal to support the Company and the Parent.

3. Concentration of credit risk

The Company maintained its cash balances with two financial institutions during the year ended December 31, 2018 which were insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's account balances may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

4. Related party transactions

Service Agreement and Due from Parent

Pursuant to a service agreement, the Company's Parent provides various services and other operating assistance to the Company. These include professional services, physical premises, utilities, the use of office equipment, travel, insurance, subscriptions, taxes, personnel and other general and administrative services. As of December 31, 2018, approximately $965,000 is classified as Due from Parent in the accompanying Statement of Financial Condition as an overpayment to be applied against future intercompany expense allocations.

ATLAS STRATEGIC ADVISORS, LLC

5. Net capital requirement

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was approximately $161,000, which was approximately $156,000 in excess of its minimum requirement of approximately $5,000.

6. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company does not hold costumers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.